FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For February 13, 2015

DESWELL INDUSTRIES, INC.
(Registrant’s name in English)

17B Edificio Comercial Rodrigues
599 Avenida Da Praia Grande,
Macao, China
 (Address of principal executive offices)

Deswell Announces Third Quarter 2015 Results

-  Company Announces Third Quarter Cash Dividend of $0.035 Per Share -

FOR IMMEDIATE RELEASE

MACAO (Feb 13, 2015) - Deswell Industries, Inc. (Nasdaq: DSWL) today announced its financial results for the fiscal third quarter ended December 31, 2014.

Net sales for the third quarter ended December 31, 2014 were $10.8 million, an increase of 1.0% compared to net sales of $10.7 million for the same quarter ended December 31, 2013. Net sales increased by 8.7% to $5.6 million in the Company’s plastic segment and decreased by 6.2% to $5.2 million in the electronic and metallic segment.   The operating loss in the third quarter was $1.7 million, compared to an operating loss of $1.3 million for the same quarter of fiscal 2014.

Total gross margin decreased to 8.7% in the third quarter ended December 31, 2014 compared to 10.5% in the same quarter last year.  Gross profit margin in the plastic segment increased to 16.1% of net sales for the third quarter of fiscal 2015 compared to 15.5% of net sales for the same quarter of last fiscal year.   The increase in gross profit and margin in the plastic segment was mainly due to the decrease in labor cost and depreciation expense, offsetting the increase in raw materials cost and factory overhead. Gross profit margin in the electronic and metallic segment decreased to 0.6% of net sales for the third quarter ended December 31, 2014 compared to 5.9% of net sales for the year-ago quarter.  The decrease in gross profit and margin in the electronic and metallic segment was mainly attributed to increases in labor costs due to a higher average labor rate, resulting from higher allowances paid, offsetting the decrease in headcount.

The Company reported a net loss of $1.1 million for the third quarter ended December 31, 2014 compared to net loss of $1.4 million for the quarter ended December 31, 2013.  Deswell reported a basic and diluted loss per share of ($0.07) for the third quarter of fiscal 2015 (based on 16,056,000 and 16,056,000 weighted average shares outstanding, respectively), compared to a basic and diluted loss per share of ($0.09) (based on 16,262,000 and 16,266,000 weighted average shares outstanding, respectively), for the quarter ended December 31, 2013.

Net sales for the nine months ended December 31, 2014 were $30.0 million, a decrease of 11.2%, compared to sales of $33.7 million for the corresponding period in fiscal 2014.  Operating loss for the nine months ended December 31, 2014 was $4.4 million, compared to operating loss of $4.3 million for the first nine months of fiscal 2014.  The Company reported a net loss of $2.8 million in the first nine months of fiscal 2015, compared to net loss of $4.4 million for the nine months ended December 31, 2013.  Deswell reported basic and diluted net loss per share of ($0.18) for the first nine months of fiscal 2015, (based on 16,056,000 and 16,056,000 weighted average share outstanding, respectively), compared to basic and diluted loss per share of ($0.27) (based on 16,229,000 and 16,256,000 weighted average shares outstanding, respectively), for the prior corresponding period.

The Company's financial position remained strong at the end of the third quarter of fiscal year 2015, with $14.5 million in cash and cash equivalents and working capital of $48.3 million at December 31, 2014. Furthermore, the Company has no long-term or short-term borrowings as of December 31, 2014.

Mr. Edward So, Chief Executive Officer, commented, “We are pleased to have delivered a slight increase in revenues during the quarter after many years of decreasing sales.  This is a result of our strengthened sales and engineering teams who are focused on collaborating with our customers on new product designs and development.  While this entails a long sales cycle, we are encouraged by the progress being made.  We continued to keep our SG&A low and focus resources on areas that can best drive future sales growth and margins.”

Third Quarter Dividends
The Company also announced that on February 13, 2015 its board of directors declared a cash dividend of $0.035 per share for the fiscal third quarter ended December 31, 2014.  The dividend will be payable on March 19, 2015 to shareholders of record as of February 25, 2015.

About Deswell
Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic products for original equipment manufacturers (“OEMs”) and contract manufacturers at its factories in the People’s Republic of China.  The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount (“SMT”) and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals.  The Company’s customers include Vtech Telecommunications Ltd. and Lenbrook Industries, Ltd.

To learn more about Deswell Industries, Inc., please visit the Company’s website at www.deswell.com.

Forward-Looking Statements
Statements in this press release that are "forward-looking statements" are based on current expectations and assumptions that are subject to risks and uncertainties. For example, our statements regarding our expected growth in sales from the electronic and metallic division in the coming year and our efforts to reduce overhead costs in our plastic division are forward-looking statements.  Actual results could differ materially because of the following factors, among others, which may cause revenues and income to fall short of anticipated levels or our overhead expenses to increase: our dependence on a few major customers; vigorous competition forcing product price reductions or discounts; the timing and amount of significant orders from our relatively few significant customers; continuing increases in resin prices that cannot be passed on to customers; unexpected production delays; obsolete inventory or product returns; losses resulting from fraudulent activity of our customers or employees; labor shortages that increase labor and costs; changes in the mix of product products we manufacture and sell; adverse currency fluctuations in the renminbi and Hong Kong dollar when translated to US dollars; potential new accounting pronouncements; and the effects of travel restrictions and quarantines associated with major health problems, such as the Severe Acute Respiratory Syndrome, on general economic activity.

For further information regarding risks and uncertainties associated with the Company’s business, please refer to the “Risk Factors” section of Company’s Annual Report on Form 20-F, copies of which may be obtained from the Website maintained by the Securities and Exchange Commission at http://www.sec.gov.

All information in this release is made as of the date of this press release.  Deswell undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in Deswell’s expectations.

Investor Relations Contact:
John Nesbett/Jennifer Belodeau
Institutional Marketing Services (IMS)
203.972.9200

DESWELL INDUSTRIES, INC.

CONSOLIDATED BALANCE SHEET
( U.S. dollars in thousands)
	December 31,	March 31,
	2014	2014
ASSETS	(Unaudited)	(Audited)

Current assets :
Cash and cash equivalents	$14,550	$23,278
Fixed deposits maturing over three months	11,468	11,258
Marketable securities (note 2)	10,398	5,303
Available-for-sale securities (note 2)	1,688	1,643
Accounts receivable, net	10,769	7,926
Inventories (note 4)	9,531	11,012
Prepaid expenses and other current assets	1,922	1,474
Total current assets	60,326	61,894
Property, plant and equipment - net	37,164	38,742
Total assets	$97,490	$100,636

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable	$3,399	$2,665
Accrued payroll and employee benefits	4,421	4,391
Customer deposits	2,009	1,780
Other accrued liabilities	1,121	1,237
Income taxes payable	334	262
Deferred income tax liabilities	779	691
Total current liabilities	12,063	11,026

Shareholders' equity
Common shares nil par value - authorized 30,000,000 shares,
shares issued and outstanding as of December 31, 2014 and
March 31, 2013 - 16,056,239;	53,063	53,063
Additional paid-in capital	5,492	5,293
Accumulated other comprehensive income	5,390	5,345
Retained earnings	21,482	25,909
Total shareholders' equity	85,427	89,610
Total liabilities and shareholders' equity	$97,490	$100,636

DESWELL INDUSTRIES, INC.

CONSOLIDATED STATEMENT OF OPERATIONS &
COMPREHENSIVE INCOME (LOSS) (UNAUDITED)
( U.S. dollars in thousands, except per share data )

	Quarter ended		Nine months ended
	December 31,		December 31,
	2014	2013	2014	2013

Net sales	$10,834	$10,724	$29,951	$33,713
Cost of sales	9,892	9,597	27,449	30,768
Gross profit	942	1,127	2,502	2,945
Selling, general and administrative expenses	2,565	2,609	7,063	8,088
Other income (expense), net	(102)	134	150	884
Operating loss	(1,725)	(1,348)	(4,411)	(4,259)
Non-operating income, net (note 3)	631	134	1,750	251
Loss before income taxes	(1,094)	(1,214)	(2,661)	(4,008)
Income taxes	39	207	160	361
Net loss attributable to Deswell Industries, Inc.	$(1,133)	$(1,421)	$(2,821)	$(4,369)

Other comprehensive loss
Unrealized gain (loss) on available-for-sale securities	$8	$66	$45	$(42)
Comprehensive loss attributable to Deswell Industries, Inc.	$(1,125)	$(1,355)	$(2,776)	$(4,411)

Net loss per share attributable to
Deswell Industries, Inc. (note 5)
Basic:
Net loss per share	$(0.071)	$(0.087)	$(0.176)	$(0.269)
Weighted average common shares outstanding shares (in thousands)	16,056	16,262	16,056	16,229

Diluted:
Net loss per share	$(0.071)	$(0.087)	$(0.176)	$(0.269)
Weighted average number of shares
outstanding (in thousands)	16,056	16,266	16,056	16,256

DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)
( U.S. dollars in thousands )
	Nine months ended	Nine months ended
	December 31,	December 31,
	2014	2013
Cash flows from operating activities :
Net loss	$(2,821)	$(4,369)
Adjustments to reconcile net income to net cash
provided by operating activities :
Depreciation and amortization	2,152	2,813
Reversal of provision for doubtful accounts	25	(18)
Allowances for obsolete inventories	231	(161)
Gain on disposal of property, plant and equipment	(181)	(218)
Unrealized holding (gain) loss on marketable securities	(640)	610
Stock-based compensation	199	-
Deferred tax	88	107
Changes in operating assets and liabilities :
Accounts receivable	(2,868)	(1,817)
Inventories	1,250	(23)
Prepaid expenses and other current assets	(448)	(352)
Accounts payable	734	308
Accrued payroll and employee benefits	30	588
Customer deposits	229	173
Other accrued liabilities	(116)	188
Income taxes payable	72	205
Net cash used in operating activities	(2,064)	(1,966)

Cash flows from investing activities
Purchase of property, plant and equipment	(686)	(735)
Proceeds from disposal of property, plant and equipment,	293	480
Purchase of marketable securities	(4,455)	-
Increase in fixed deposits maturing over three months	(210)	(3,057)
Net cash used in investing activities	(5,058)	(3,312)

Cash flows from financing activities
Dividends paid	(1,606)	(2,812)
Exercise of stock options	-	493
Purchase of Common stock	-	(1,396)
Net cash used in financing activities	(1,606)	(3,715)

Cash effect of exchange rate changes	-	-

Net decrease in cash and cash equivalents	(8,728)	(8,993)
Cash and cash equivalents, at beginning of period	23,278	32,030
Cash and cash equivalents, at end of period	14,550	23,037

Supplementary disclosures of cash flow information:
Cash paid during the period for:
Interest	-	-
Income taxes	2	71

DESWELL INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands except per share data)

 1.       Management’s Statement

In the opinion of Management, the accompanying unaudited financial statements contain all adjustments (all of which are normal and recurring in nature) necessary to present fairly the financial position of Deswell Industries, Inc. (the Company) at December 31, 2014 and March 31, 2014, the results of operations for the nine months ended December 31, 2014 and December 31, 2013, and the cash flows for the nine months ended December 31, 2014 and December 31, 2013.  The notes to the Consolidated Financial Statements contained in the Form 20-F Annual Report filed on July 11, 2014 under the Securities Exchange Act of 1934 should be read in conjunction with these Consolidated Financial Statements.

2.        Marketable securities and other securities investments

Marketable securities and other securities investments include debt and equity securities of which the aggregate fair value, unrealized gain (loss) and cost are as follows:

	March 31, 2014
	Cost	Gross Unrealized gain/ (loss)	Fair value
Marketable securities
Equity securities	$5,982	$(679)	$5,303
Available-for-sale securities
Corporate debt securities	$1,614	$29	$1,643

	December 31, 2014
	Cost	Gross Unrealized gain/ (loss)	Fair value
Marketable securities
Equity securities	$10,438	$(40)	$10,398
Available-for-sale securities
Corporate debt securities	$1,614	$74	$1,688

Marketable Securities

The Company acquired equity securities listed on the Hong Kong Stock Exchange. These securities are recorded at fair value based on quoted market prices.

Unrealized gain (loss) from these marketable securities is included in the non-operating income of the consolidated statement of income (loss).

There was no realized gain from the sale of marketable securities during the quarter ended December 31, 2014.

Available-For-Sale Securities

The Company has investments in corporate bonds that have been classified as available-for-sale and recorded at fair value based upon quoted market prices. Unrealized gains and losses arising from the revaluation of available-for-sale securities are included in accumulated other comprehensive income (loss) in the Consolidated Balance Sheet.
During the quarter ended December 31, 2014, there was no realized gain from the sale of available-for-sale securities.

The contractual maturity of the Corporate bond held at December 31, 2014 was more than 10 years.

3.       Income from Available-For-Sale Securities

For the quarter ended December 31, 2014, the interest income derived from the available-for-sale securities of $31 and the unrealized gain on available-for-sale securities of $45 have been separately presented as non-operating loss and other comprehensive loss.

4.       Inventories

	December 31,	March 31,
	2014	2014
Inventories by major categories :
Raw materials	$4,201	$5,198
Work in progress	3,926	4,289
Finished goods	1,404	1,525
	$9,531	$11,012

5.       Earnings Per Share

The basic net income per share and diluted net income per share are computed in accordance with ASC No. 260, "Earnings Per Share" (formerly the SFAS No.128 “Earnings Per Share”).

The basic net income per share is computed by dividing income available to common holders by the weighted average number of common shares outstanding during the period.  Diluted net income per share gives effect to all potentially dilutive common shares outstanding during the period.

The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued.  In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from the exercise of options.

The net income (loss) for the quarter and nine months ended December 31, 2014 and 2013 were both from the Company’s continuing operations.

DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Results of Operations

General

The Company’s revenues are derived from the manufacture and sale of (i) injection-molded plastic parts and components, (ii) electronic products and subassemblies and (iii) metallic parts and components and distribution sales of audio equipment.  The Company carries out all of its manufacturing operations in southern China, where it is able to take advantage of the lower overhead costs and less expensive labor rates as compared with Hong Kong.

Quarter Ended December 31, 2014 Compared to Quarter Ended December 31, 2013

Net Sales - The Company’s net sales for the quarter ended December 31, 2014 were $10,834,000, an increase of $110,000, or 1.0%, as compared to the corresponding period in fiscal 2014.  The increase in sales was mainly related to the increase in sales of $452,000 in our plastic segment and a decrease of $342,000 in our electronic and metallic segment.  These represent an increase of 8.7% in the plastic segment and a decrease of 6.2% in the electronic segment, respectively, as compared with the net sales from these segments in the corresponding period of the prior fiscal year.

The increase in net sales in our plastic segment was mainly due to an increase in orders from existing customers of $2,035,000 mainly for printing, telephone and motor vehicle products, offsetting a decrease in orders from other existing customers of $1,579,000, mainly for medical, audio products and tooling equipment.   The decrease of net sales in the electronic and metallic segment was largely due to a decrease in orders of $1,303,000 from existing customers for professional audio equipment and home entertainment products, offsetting an increase of $971,000 in sales for professional audio equipment with other existing customers.

Gross Profit - The gross profit for the quarter ended December 31, 2014 was $942,000, representing a gross profit margin of 8.7%.  This compares with the overall gross profit and gross profit margin of $1,127,000 or 10.5% for the quarter ended December 31, 2013.

Gross profit in the plastic segment increased by $106,000 to $909,000 or 16.1% of net sales, for the quarter ended December 31, 2014, as compared to $803,000 or 15.5% of net sales, for the quarter ended December 31, 2013.  The increase in gross profit and margin in the plastic segment was mainly attributed to the decreases in labor cost and depreciation charges, offsetting an increase in raw materials cost, as compared to the same quarter in the prior year.

Gross profit in the electronic and metallic segment decreased by $291,000 to $33,000, or 0.6% of net sales, for the quarter ended December 31, 2014, as compared to $324,000 or 5.9% of net sales, for the same period of the last fiscal year. The decrease in gross profit and margin was mainly attributed to an increase in labor costs resulting from more allowances paid, offsetting the decrease in headcount, as compared to the same quarter of last fiscal year.

Selling, General and Administrative Expenses – SG&A expenses for the quarter ended December 31, 2014 were $2,565,000, as compared to $2,609,000 for the corresponding period of last year.  As a percentage of sales, the SG&A expenses were 23.7% for the quarter ended December 31, 2014, as compared to 24.3% for the same quarter of last fiscal year.

The SG&A expenses in the plastic segment decreased slightly by $11,000 to $1,571,000, or 27.8% of net sales, for the quarter ended December 31, 2014, as compared to $1,582,000, or 30.5% of net sales for the corresponding period in fiscal 2014. The slight decrease in SG&A expenses was due to the cost control in staff cost, utility and travelling expenses, as compared with the year-ago quarter.

SG&A expenses in the electronic and metallic segment decreased by $33,000 to $994,000, or 19.2% of net sales for the quarter ended December 31, 2014, compared to $1,027,000, or 18.6% of net sales for the corresponding period in fiscal 2014.  The decrease in SG&A expenses for the quarter ended December 31, 2014 was mainly due to the decrease of $83,000 in professional and other fees, offsetting the increase of $44,000 in staff cost and welfare, as compared with the corresponding quarter in the prior fiscal year.

Other expense - Other expense was $102,000 for the quarter ended December 31, 2014, as compared to other income of $134,000 for the quarter ended December 31, 2013.

On a segment basis, other expense attributable to the plastic segment was $131,000 as compared to other income of $80,000 for the same quarter last year.  The decrease in other income for the quarter ended December 31, 2014 was mainly due to an exchange loss of $39,000 and a provision of $88,000 for doubtful receivables, as compared to an exchange gain of $77,000 and a reversal of the provision of $15,000 for doubtful receivables in the corresponding year-ago quarter.

Other income attributable to the electronic and metallic segment was $29,000 for the quarter ended December 31, 2014, as compared to other income of $54,000 for the year-ago quarter. The decrease in other income for the quarter ended December 31, 2014 was mainly due to an exchange loss of $36,000 and a gain of $25,000 from materials sales, as compared to an exchange gain of $10,000 and the a gain of $6,000 from materials sales in the corresponding quarter of the prior fiscal year.

Operating loss - Operating loss was $1,725,000 for the quarter ended December 31, 2014, as compared with operating loss of $1,348,000 for the corresponding quarter in the prior fiscal year.

On a segment basis, the operating loss in the plastic division was $793,000 or negative 14.1% of net sales in the quarter ended December 31, 2014 compared to an operating loss of $699,000 or negative 13.5% of net sales in the corresponding period of fiscal 2014.   The increase in operating loss in the plastic division was mainly due to a decrease in other income as described above.

Operating loss in the electronic and metallic segment was $932,000, or negative 18.0% of net sales in the quarter ended December 31, 2014 compared to operating loss of $649,000 or 11.7% of net sales in the corresponding period of fiscal 2014.  The increase in operating loss in the electronic and metallic segment was mainly due to a decrease in gross margin as described above.

Non-operating income – Non-operating income was $631,000 for the quarter ended December 31, 2014 as compared to non-operating income of $134,000 for the year-ago quarter.  The increase in non-operating income is mainly attributable to $291,000 in unrealized gain on the revaluation of marketable securities and $133,000 from rental income during the quarter ended December 31, 2014, as compared to $168,000 in unrealized loss on the revaluation of marketable securities and $72,000 from rental income in the year-ago quarter.

Income Taxes – Income tax for the quarter ended December 31, 2014 was comprised of an income tax expense of $23,000 and a deferred tax provision of $16,000, as compared to an income tax expense of $180,000 and a deferred tax provision of $27,000 in the corresponding quarter of the prior fiscal year.

On a segment basis, there was an income tax expense of $13,000 and a deferred tax provision of $16,000 in the plastic segment for the quarter ended December 31, 2014, as compared to an income tax expense of $15,000 and a deferred tax provision of $27,000 in the year-ago quarter.  The income tax of the electronic and metallic segment for the quarter ended December 31, 2014 was comprised of an income tax expense of $10,000, as compared to an income tax expense of $165,000 in the corresponding quarter of fiscal 2014.

Net Loss – The Company had a net loss of $1,133,000 for the quarter ended December 31, 2014 as compared to net loss of $1,421,000 for the quarter ended December 31, 2013.   Net loss for the quarter ended December 31, 2014 represented negative 10.5 % of net sales, compared to negative 13.3 % of net sales in the same quarter of the prior fiscal year.

Net loss for the plastic segment for the quarter ended December 31, 2014 totaled $362,000, as compared to a net loss of $628,000 for the corresponding quarter in fiscal 2014.  The decrease in net loss was mainly the result of an increase in non-operating income for the quarter as described above.

Net loss for the electronic and metallic segment for the quarter ended December 31, 2014 was $771,000, as compared to net loss of $793,000 for the corresponding quarter in fiscal 2014.  The decrease in net loss in the electronic and metallic segment was primarily the result of an increase in non-operating income as described above.

Nine Months Ended December 31, 2014 Compared to Nine Months Ended December 31, 2013

Net Sales - The Company's net sales for the nine months ended December 31, 2014 were $29,951,000, a decrease of $3,762,000 or 11.2% as compared to $33,713,000 in the corresponding period in fiscal 2014. The decrease was related to a decrease in sales revenues of $1,329,000 in our plastic segment and $2,433,000 in our electronic and metallic segment, as compared with the respective net sales from these segments in the corresponding period of the prior fiscal year.

The revenue decrease in the plastic segment was due to a decrease in sales orders from existing customers reflecting the continuous slow global economic recovery.  The decrease in net sales was related to a decrease of $1,835,000 in orders from existing customers mainly for medical products, motor vehicle, audio and telephone equipment, and baby products, offsetting an increase of $530,000 in orders from other existing customers for printing and other products.

The revenue decrease in the electronic and metallic segment was mainly due to decrease in orders of $2,160,000 for home entertainment products and of $749,000 for professional audio instrument from existing customers, offsetting an increase in orders of $478,000 for professional audio products from new customers.  The decrease in sales orders was mainly attributed to unstable and sluggish demand for audio products from the slow recovering economies in the US and European markets.

Gross Profit - Gross profit for the nine months ended December 31, 2014 was $2,502,000, representing a gross profit margin of 8.4%. This compared with the overall gross profit and gross profit margin of $2,945,000 or 8.7% for the nine months ended December 31, 2013.

Gross profit in the plastic segment increased by $504,000 to $2,301,000 or 15.1% of net sales for the nine months ended December 31, 2014, as compared to $1,797,000 or 10.9% of net sales, for the same period in the prior fiscal year.  The increase in gross margin for the plastic segment was mainly due to decrease in labor costs resulting from headcount deduction, and in depreciation expense, when compared with the same period of last year.

Gross profit in the electronic and metallic segment decreased by $947,000 to $201,000 or 1.4% of net sales for the nine months ended December 31, 2014, as compared to $1,148,000 or 6.7% of net sales, for the same period of last fiscal year.  The decrease in gross profit and margin was mainly attributed to increase in labor cost, resulting from the combined effect of an increase in allowances and a raise in minimum wage rate, and in factory overhead, as compared with the same period of last fiscal year.

Selling, general and administrative expenses - SG&A expenses for the nine months ended December 31, 2014 were $7,063,000 or 23.6% of total net sales, as compared to $8,088,000 or 24.0% of total net sales for the nine months ended December 31, 2013. Selling, general and administrative expenses decreased by $1,025,000 or 12.7% in the first nine months of fiscal 2014 compared to the corresponding period of last fiscal year.

SG&A expenses in the plastic segment decreased by $727,000 to $4,452,000 or 29.2% of net sales for the nine months ended December 31, 2014, compared to $5,179,000 or 31.3% of net sales for the corresponding period in fiscal 2014. The decrease was primarily related to decreases of $396,000 in staff costs, and of $22,000 in director remuneration, $66,000 in utility charges, $74,000 in legal and professional fees, $104,000 in local government registration fees, as well as $121,000 in depreciation expense, offsetting an increase of $139,000 in stock compensation cost, when compared with the same period in the prior fiscal year.

SG&A expenses in the electronic and metallic segment decreased by $298,000 to $2,611,000 or 17.7% of net sales for the nine months ended December 31, 2014, compared to $2,909,000 or 17.0% of net sales for the corresponding period in fiscal 2014. The decrease was primarily related to decreases of $188,000 in staff costs and welfare, $85,000 in legal and professional fees, $73,000 in local government registration fees, as well as $21,000 in depreciation expense, offsetting increases of $60,000 in stock compensation cost and of $33,000 in selling expense, when compared to the corresponding period in the prior fiscal year.

Other income - Other income was $150,000 for the nine months ended December 31, 2014, as compared to other income of $884,000 in the corresponding nine months of the prior fiscal year.

On a segment basis, other income attributable to the plastic segment for the nine months ended December 31, 2014 was $56,000, as compared to other income of $437,000 for the same period in the prior fiscal year. The decrease in other income was mainly due to proceeds of $20,000 from materials sales and a gain of $162,000 from disposal of fixed assets, offsetting an exchange loss of $58,000 and a provision of $69,000 for doubtful debts during the nine months ended December 31, 2014, when compared with an exchange of $263,000, proceeds of $57,000 from materials sales and a gain of $128,000 from disposal of fixed assets during the same period of prior fiscal year.

Other income attributable to the electronic and metallic segment for the nine months ended December 31, 2014 was $94,000, as compared with other income of $447,000 for the corresponding period in the prior fiscal year. This decrease in other income was mainly due to proceeds of $71,000 from materials and other related sales, a gain of $18,000 from disposal of fixed assets, as well as a reversal of provision of $43,000 for doubtful receivables, offsetting an exchange loss of $38,000 during the nine months ended December 31, 2014, as compared to proceeds of $153,000 from materials sales, an exchange gain of $75,000, a gain of $89,000 from disposal of fixed assets, and $80,000 from other gain in the same period of last fiscal year.

Operating Loss - Operating loss was $4,411,000 for the nine months ended December 31, 2014, as compared to operating loss of $4,259,000 in the corresponding nine months in the prior fiscal year.

On a segment basis, the operating loss of the plastic segment was $2,095,000, or negative 13.8% of net sales in the nine months ended December 31, 2014, as compared to operating loss of $2,945,000 or negative 17.8% of net sales in the corresponding period in fiscal 2014.   The decrease in operating loss in the plastic segment was mainly due to a increase in gross margin and decrease in SG&A expenses, offsetting a decrease in other income as described above.

The electronic and metallic segment reported an operating loss of $2,316,000 or negative 15.7% of net sales in the nine months ended December 31, 2014 compared to operating loss of $1,314,000 or negative 7.7% of net sales in the corresponding period in fiscal 2014.  The increase in operating loss was mainly due to decrease in gross margin and other income as described above.

Non-operating income – Non-operating income for the nine months ended December 31, 2014 was $1,750,000, as compared to non-operating income of $251,000 in the year-ago nine months.  This was primarily due to $242,000 of income from securities investments, $402,000 from interest income, $468,000 from rental income, as well as $640,000 in unrealized gain on the revaluation of marketable securities during the nine months ended December 31, 2014, as compared to $239,000 of income from securities investments and $451,000 from interest income, and $135,000 from rental income, offsetting $607,000 in unrealized loss on the revaluation of marketable securities in the same nine months of the prior fiscal year.

Income Taxes – Income tax for the nine months ended December 31, 2014 represented an income tax expense of $75,000 and a deferred tax provision of $85,000, as compared to an income tax expense of $260,000 and a deferred tax provision of $101,000 in the corresponding nine months of the prior fiscal year.

On a segment basis, there was income tax expense of $42,000 and a deferred tax provision of $85,000 in the plastic segment for the nine months ended December 31, 2014, as compared to income tax expense of $42,000 and a deferred tax provision of $101,000 during the year-ago nine months.  The income tax of the electronic and metallic segment was comprised of income tax expense of $33,000 for the nine months ended December 31, 2014, as compared to income tax expense of $218,000 in the corresponding nine months of fiscal 2014.

Net Loss – The Company had a net loss of $2,821,000 for the nine months ended December 31, 2014, as compared to net loss of $4,369,000 for the nine months ended December 31, 2013.   Net loss for the nine months ended December 31, 2014 represented negative 9.4 % of net sales, as compared to negative 13.0 % in the same nine months of the prior fiscal year.  The decrease in the nine-month net loss was mainly the result of an increase in non-operating income as described above.

Net loss for the plastic segment for the nine months ended December 31, 2014 totaled $835,000, as compared to net loss of $2,903,000 for the corresponding nine months in fiscal 2014.  The nine-month net loss of the plastic segment was mainly the result of a relatively lower gross profit than the SG&A expense offsetting a higher non-operating income, as described above.

Net loss for the electronic and metallic segment for the nine months ended December 31, 2014 was $1,986,000, compared to net loss of $1,466,000 for the corresponding nine months of fiscal 2014.  The nine-month net loss of the electronic and metallic segment was mainly attributable to a lower sales volume and gross profit, as well as higher SG&A expense, as described above.

Liquidity and Capital Resources

The Company relies primarily upon internally generated funds to finance its operations and investments.

As of December 31, 2014, the Company had working capital of $48,263,000 as compared to $52,507,000 at December 31, 2013.   The Company has generated sufficient funds from its operating activities to finance its operations and there is little need for external financing.  The Company had no short-term borrowings or long-term borrowings as of December 31, 2014.

As of December 31, 2014, the Company had cash and cash equivalents of $14,550,000, as compared to $23,037,000 at December 31, 2013.  During the nine months ended December 31, 2014, net cash used in operating activities was $2,064,000.  Net cash used in investing activities was $5,058,000, mainly accounted for by increase of $4,455,000 in investment of marketable securities, of $210,000 in time deposits over three months and of $686,000 in the purchase of fixed assets, offsetting proceeds of $293,000 from the disposal of fixed assets during the nine months ended December 31, 2014.   Net cash used in financing activities was comprised mainly of $1,606,000 in payment for dividends in the nine months ended December 31, 2014.

As of December 31, 2014, the Company had no general banking facilities.  The Company expects that working capital requirements and capital additions will be funded through internally generated funds.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 13, 2015